Ur-Energy Updates on Pathfinder Mines Acquisition

LITTLETON, Colo., Dec. 16, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX: URE, NYSE MKT: URG) ("Ur-Energy" or the "Company") is providing an update on the progress to closing the previously announced agreement to acquire Pathfinder Mines Corporation ("Pathfinder"). Significantly, in recognition of current market conditions, Ur-Energy has reached an agreement with the seller to revise the terms of the transaction. The parties are working to satisfy the remaining closing conditions to progress to a closing.

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On July 24, 2012 the Company announced the execution of a Share Purchase Agreement ("SPA") to acquire Pathfinder (see Company news release "Ur-Energy Enters into Definitive Agreement to Acquire Pathfinder Mines Corporation"). The transaction called for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA affiliate ("COGEMA"), for US$13,250,000. An initial escrow payment of US$1,325,000 was made upon execution of the SPA and is being held by COGEMA. The Company also agreed to assume certain existing reclamation obligations at the Pathfinder licensed projects.

Under the revised terms, the cash purchase price is reduced by 50% in exchange for a conditional 5% gross royalty on production from Pathfinder's Shirley Basin property. Payment of the royalty is conditional on the future spot market price for U3O8 achieving certain levels, and is subject to an adjustable cap.

The revised terms of the transaction are as follows:

  A cash payment of approximately US$6,625,000, including:
    the US$1,325,000 escrow payment, currently held by COGEMA; and
    an additional US$5,300,000 cash payment at closing; subject to certain other adjustments per the original agreement's terms (e.g., sharing of operating expenses and revenues since execution of the SPA).
  A 5% gross royalty on Pathfinder's Shirley Basin property, upon the following conditions:
    if the reported spot price exceeds $55 prior to June 30, 2016 the royalty is capped at US$6,625,000;
    if the reported spot price exceeds $45, but does not exceed $55 prior to June 30, 2016 the royalty cap is reduced to US$3,700,000;
    if the reported spot price does not exceed $45 prior to June 30, 2016 the royalty is terminated; and
    at the Company's option, the royalty can be terminated at any time by paying the balance owed in cash.
  Certain of the parties' indemnification obligations are reduced to match the revised cash terms of the transaction.

Wayne W. Heili, President and CEO of Ur-Energy commented, "I greatly appreciate the thoughtful cooperation of AREVA in arriving at the revised agreement terms. Much time has passed since we first agreed to complete this transaction, and many circumstances have changed, but the respectful relationship between AREVA and Ur-Energy has never been in question. I am pleased to be at the stage of finalizing the closing arrangements at this time. Adding the Shirley Basin and Lucky Mc properties to our flagship Lost Creek Property and other exploration projects provides Ur-Energy excellent prospects for the expansion of our operations over coming years. This transaction brings a highly accretive set of assets and historic mineral resources."

About Pathfinder Mines Corporation
Pathfinder owns the Shirley Basin and Lucky Mc (pronounced "Lucky Mac") mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, from which it historically produced more than seventy-one million pounds of uranium, primarily from the 1960s through the 1990s. Internal historic reports prepared by Pathfinder estimate the presence of remaining resources at the two projects totalling approximately 15 million pounds U3O8. These historic reports estimate that the Shirley Basin project holds over 10 million pounds U3O8 at a GT (grade-thickness) cut off of 0.25 ft%. The average grade reported for the property is 0.21% U3O8. Lucky Mc holds an additional 4.7 million pounds U3O8 at similar grade. These historic resource calculations were reviewed by Ur-Energy during a due diligence investigation but a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves under National Instrument 43-101 and Ur-Energy is not treating the historic estimate as current mineral resources or mineral reserves. The tailings facility at the Shirley Basin site is one of the few remaining facilities in the U.S. that is licensed by the United States Nuclear Regulatory Commission ("NRC") to receive and dispose of byproduct waste material from other in-situ uranium mines.

About Ur-Energy
Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note Regarding Forward-Looking Information
This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., ability and timing to complete all conditions to closing; anticipated expansion of resources and operations as a result of the assets acquired; the accretive value of the acquisition) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.